UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 4, 2026

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

(Translation of registrant’s name into English)

Suite 700, 838 West Hastings Street

Vancouver, BC, V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 4, 2026, Trillion Energy International Inc. issued the news release filed herewith as Exhibit 99.1, which Trillion announces the advancement of an additional $250,000 payment toward its earn-in obligations and upcoming seismic program.

Exhibit No.
99.1	News Release June 4, 2026 – Trillion Energy Advances Additional Earn-In Payment on M47 Oil Block and Plan Upcoming Seismic

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.

/s/ David Thompson
David Thompson
Director, Audit Committee Chair

June 4, 2026

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